300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

September 8, 2011

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lilyanna L. Peyser
Ronald E. Alper
Jennifer Thompson
James Allegretto
Lisa Sellers

Re:                             Guitar Center Holdings, Inc. and Guitar Center, Inc.
Registration Statement on Form S-4
(SEC File Nos. 333-175270 and -01 to -07), originally filed June 30, 2011

Ladies and Gentlemen:

Guitar Center Holdings, Inc., a Delaware corporation (“Holdings”), and Guitar Center, Inc., a Delaware corporation (“Guitar Center” and, together with Holdings, the “Registrants”), have today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-4 (the “Amendment”).

On behalf of the Registrants, we are writing to respond to the comments raised in your letter to the Registrants, dated August 31, 2011.  The Registrants’ responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from the Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on August 9, 2011 and will be annotated to identify the staff’s comment to which such changes are intended to address.  Where applicable, we have also referenced in the Registrants’ responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong     London     Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

General

1.                                      We note your response to comment two in our letter dated July 27, 2011.  If the $39.782 million of 11.50% Senior Notes is being registered as part of the exchange offer, then the amount of such securities being offered must be determined prior to effectiveness.  If the $39.782 million of 11.50% Senior Notes is not being registered as part of the exchange offer, then it is not eligible to be registered on Form S-4 and must be registered on a different form of registration statement.  Refer to General Instruction A.1 of Form S-4.  Please advise or revise accordingly.

Response: In response to the staff’s comment, the Registrants have deleted the reference to the $39.782 million of 11.50% Senior Notes from the Fee Calculation Table and the cover page of the Prospectus.

2.                                      We note your response to comment three in our letter dated July 27, 2011, as well as your confirmation that the exchange offers will be open for at least 20 full business days.  We also note that the exchange offers will expire at 11:59 p.m. on the expiration date.  Please supplementally confirm your understanding that Rule 14d-1(g)(3) defines a “business day” as consisting of the time period from 12:01 a.m. through 12:00 midnight Eastern Time.

Response: The Registrants have revised the disclosure on the cover page and pages 3, 4 and 25 through 29 of the Prospectus in response to the staff’s comment.

Selected Historical Consolidated Financial Information, page 35

3.                                      We note the updates that you made to Selected Historical Consolidated Financial Information in response to comment 11 from our letter dated July 27, 2011.  However, we note that for the quarter ended March 31, 2011 operating income (loss) also differs between Guitar Center and Holdings and you have only presented one amount.  Please revise or advise.

Response: The Registrants have revised the disclosure on page 35 of the Prospectus in response to the staff’s comment.

4.                                      We note your changes to your discussion of EBITDA and Adjusted EBITDA in footnote (4) to this table in response to comment 12 from our letter dated July 27, 2011.  We note that you indicate that Adjusted EBITDA is the primary measure used by your chief operating decision makers to evaluate your performance.  As this measure is specifically used to evaluate segment performance, we think you should clarify this for your investors.

Response:  The Registrants have revised the disclosure on page 36 of the Prospectus in response to the staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results Of Operations, page 39

Results of Operations, page 41

5.                                      We note the revisions to your discussion of results of operations in response to comment 16 from our letter dated July 27, 2011.  However, we believe you should provide more information to your investors.  For example, we note your disclosure that the increase in revenue from the Guitar Center segment for the three months ended March 31, 2011 is attributable to increases in comparable store sales and online sales, which were driven by an increase in customer traffic.  Similarly, you disclose that the decrease in comparable store sales for the Guitar Center segment for fiscal 2010 was a result of decreased store traffic. However, customer traffic appears to be an intermediate cause of the change in revenue, and we believe you should provide management’s insights into why customer traffic increased or decreased. We also believe you should provide more discussion of the extent to which changes in revenue are attributable to each of increases in prices, increases in the volume or amount of goods sold, or the introduction of new products or services.

Response:  The Registrants have added disclosure on pages 42 and 43 of the Prospectus in response to the staff’s comment.

6.                                      We note that in response to comment 38 from our letter dated July 27, 2011, you removed the language saying that you impaired your customer relationship intangible assets from your analysis of changes in your selling, general and administrative expenses.  We also note your disclosure that the amortization expense on your customer relationship intangible assets decreased in each of fiscal 2009 and fiscal 2010.  Please explain to us why the amortization of your customer relationship asset decreased and disclose this explanation to the extent it is material.

Response:  The Registrants have added disclosure on pages 44, 46 and F-25 of the Prospectus in response to the staff’s comment.  The Registrants amortize customer intangible assets using an accelerated method based on expected customer attrition.  The Registrants expect to realize the economic benefits of customer relationships that existed on the date Guitar Center was acquired by Bain Capital at a decreasing rate.  The amortization expense reflects this pattern and is similarly decreasing over time.

7.                                      Please refer to your analysis on page 45 of the change in your operating loss from fiscal 2008 to fiscal 2009. Your disclosure indicates that the decrease in operating loss was primarily the result of impairment charges of $229.3 million in fiscal 2008.  Since you also incurred significant impairment charges in fiscal 2009, please revise your disclosure to quantify the decrease in impairment charges from fiscal 2008 to fiscal 2009.

Response:  The Registrants have revised the disclosure on page 46 of the Prospectus in response to the staff’s comment.

Liquidity and capital resources, page 45

Capital expenditures, page 46

8.                                      We note your statement that you “intend to open new stores at a rate of 10 to 15 stores per year, and [you] opened two stores during the first three months of 2011.”  Please update this disclosure.

Response:  The Registrants have revised the disclosure on page 47 of the Prospectus in response to the staff’s comment.

Management, page 63

9.                                      We note your response to comment 22 in our letter dated July 27, 2011. Please revise to clarify Mr. Bagan’s employment between 2006 and 2008, or advise.  Refer to Item 401(e) of Regulation S-K.

Response:  The Registrants have added disclosure on page 64 of the Prospectus in response to the staff’s comment.

Consolidated Financial Statements, page F-1

Note 2. Goodwill and Intangible Assets, page F-22

10.                               We note the changes to your goodwill impairment policy in response to comment 35 from our letter dated July 27, 2011.  We note that you have changed your description to say that your evaluations and tests are performed at the reporting unit level.  We also note your explanation in your response that you aggregate reporting units into your operating segments, which are the same as your reportable segments.  We believe you should clarify this for your investors in an appropriate location in your filing as it remains unclear from your disclosures whether your reporting units, operating segments, and reportable segments are the same or different.

Response:  The Registrants have added disclosure on pages F-22 and F-34 of the Prospectus in response to the staff’s comment.  The added disclosure clarifies the relationship between the Registrants’ operating segments, reporting segments and reporting units.  The online operations of Guitar Center and Music & Arts do not qualify as reporting units because their financial results are not reviewed separately by segment management.  Accordingly, the Registrants’ operating segments, reporting segments and reporting units are the same.

Note 4. Long-Term Debt, page F-28

11.                               We note your response to comment 39 from our letter dated July 27, 2011. We do not agree that the fact that the debt agreements permit unlimited distributions to Holdings for the purpose of paying interest on the senior PIK notes results in the restrictions on the distributions to Holdings being immaterial.  We also do not agree that the separate financial statements of Holdings would not be meaningful to investors if Holdings meets the requirements to provide Schedule I.  Please provide us with your calculation of the amount of restricted net assets as compared to Holdings’ consolidated net assets as of December 31, 2010, consistent with the guidance in Rule 4-08(e) of Regulation S-X.  If the amount of restricted net assets exceeds 25% of Holdings’ consolidated net assets, please provide all disclosures required by Rule 4-08(e) of Regulation S-X and provide the separate financial statements of Holdings on Schedule I.

Response: The Registrants confirm that the amount of restricted net assets exceeds 25% of Holdings’ consolidated net assets.  Therefore, the Registrants have provided the separate financial statements of Holdings on Schedule I under Part II, Item 21 of the Amendment. The Registrants confirm that they do not have any 50 percent or less owned persons accounted for by the equity method.

Exhibit 5.1

12.                               We note that you are relying on the opinion of McGuireWoods LLP that Guitar Center Gift Card Company, LLC has the corporate power and authority to perform its obligations under the indenture “and that the Guarantee does not conflict with, or require consents under the laws of the Commonwealth of Virginia.”  It appears that the opinion of McGuireWoods LLP opines as to the corporate power and authority of the Guarantor, but not as to whether the Guarantee conflicts with or requires consents under the laws of Virginia. Please remove the language quoted above from your opinion, or have McGuireWoods LLP revise its opinion to opine on such matter.

Response: Counsel for the Registrants has revised its opinion in response to the staff’s comment and the Registrants have refiled such opinion as Exhibit 5.1.

Exhibit 5.2

13.                               It is inappropriate for counsel to assume the authority of the persons signing on behalf of the Guarantor.  Please revise the assumption contained in paragraph (b) on page 2 accordingly.

Response:   Counsel for the Registrants has revised its opinion in response to the staff’s comment and the Registrants have refiled such opinion as Exhibit 5.2.

The Registrants also advise the staff that the Prospectus has been updated to include the Registrants’ operating results for the six months ended June 30, 2011.

We hope that the foregoing has been responsive to the staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Gregory Trojan
Erick Mason
Michael Pendleton
Guitar Center Holdings, Inc.